
10012906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


Mail Processing
Received
JUN 16 2010
Wash. D.C.
211
Section

For the fiscal year ended December 31, 2009

Commission File Number 1-9700

A. Full title and address of the Plan, if different from that of the issuer named below:

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
211 Main Street
San Francisco, CA 94105

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION
211 Main Street
San Francisco, CA 94105

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2009 and 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein.

EXHIBIT

The consent of Deloitte & Touche LLP is attached hereto as Exhibit 23.1.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Empolyee Benefits Administrative Committee of the SchwabPlan Retirement Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date: June 15, 2010

By: 

Jay L. Allen
Executive Vice President —
Human Resources and Employee Services

SchwabPlan® Retirement Savings and Investment Plan

Financial Statements for the Years Ended December 31, 2009 and 2008, Supplemental Schedule as of December 31, 2009 and Report of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee and Participants of the
SchwabPlan Retirement Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the SchwabPlan Retirement Savings and Investment Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 15, 2010

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,	2009	2008
Assets		
Investments – at fair value or amounts that approximate fair value:		
Mutual and other funds	$ 738,928,087	$ 537,183,561
Common stock of The Charles Schwab Corporation	516,954,832	491,025,801
Self-directed brokerage accounts	334,221,520	242,634,462
Collective trust funds	222,029,437	206,352,708
Participant notes receivable	36,910,560	32,974,460
Total investments	1,849,044,436	1,510,170,992
Receivables:		
Employer contributions	49,052,506	52,972,927
Accrued dividends and interest	84,585	71,682
Due from broker for investments sold	3,091,434	3,295,438
Total receivables	52,228,525	56,340,047
Total assets	1,901,272,961	1,566,511,039
Liabilities		
Due to broker for investments purchased	4,121,000	3,168,703
Net Assets Reflecting Investments at Fair Value or Amounts that Approximate Fair Value	$ 1,897,151,961	$ 1,563,342,336
Adjustment from fair value to contract value for fully benefit-responsive Charles Schwab Stable Value Fund	—	6,818,341
Net Assets Available for Benefits	$ 1,897,151,961	$ 1,570,160,677

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,	2009	2008
Additions (Reductions) to Net Assets Available for Benefits		
Investment income (loss):		
Dividends and interest	$ 28,487,600	$ 45,370,908
Net appreciation (depreciation) in fair value of investments:		
Mutual and other funds	161,667,274	(359,648,966)
Common stock of The Charles Schwab Corporation	77,097,108	(303,509,890)
Self-directed brokerage accounts	59,571,908	(108,614,128)
Collective trust funds	16,609,699	(13,798,539)
Total investment income (loss)	343,433,589	(740,200,615)
Contributions:		
Participants' salary deferral and rollover	97,085,912	108,815,728
Net employer contributions	48,941,083	52,875,922
Total contributions	146,026,995	161,691,650
Total additions (reductions) to net assets available for benefits	489,460,584	(578,508,965)
Deductions from Net Assets Available for Benefits		
Distributions to participants	(162,469,300)	(216,107,468)
Increase (Decrease) in Net Assets	326,991,284	(794,616,433)
Net Assets Available for Benefits		
Beginning of year	1,570,160,677	2,364,777,110
End of year	$ 1,897,151,961	$ 1,570,160,677

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

1. PLAN DESCRIPTION

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2009, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a 401(k) salary deferral program (generally defined as an employee stock ownership plan with a cash or deferred arrangement) sponsored by The Charles Schwab Corporation (CSC) and covers all eligible employees of CSC and participating affiliates.

The Charles Schwab Trust Company (CSTC) serves as trustee of the Plan. CSTC is a division of Charles Schwab Bank, a depository institution subsidiary of CSC. A purchasing agent, designated by CSTC, acts as the agent of CSTC with respect to purchases and sales of CSC common stock held by the Plan.

401(k) Salary Deferral Program—Eligible employees may participate in the 401(k) salary deferral program on the first day of the fourth calendar month following their dates of hire (or, in the case of eligible employees whose service commences on the first day or business day of a month, the first day of the third calendar month following their commencement of service). Participants may elect to have up to 50 percent of their eligible compensation (generally defined as wages as reported on Form W-2) contributed directly to the Plan, not to exceed the limit on 401(k) deferrals under the Internal Revenue Code (IRC) ($16,500 for 2009 and $15,500 for 2008). Such contributions are not currently taxable to participants and can be matched by CSC's contribution (Basic Match) equal to 200 percent of the first $250 of salary deferred plus 100 percent of salary deferred thereafter, up to a maximum of five percent of eligible compensation. The Plan also permits eligible participants who will reach age 50 or older before the end of the Plan year to make catch-up contributions up to 50 percent of their eligible compensation subject to the limit on catch-up contributions under section 414(v) of the IRC ($5,500 for 2009 and $5,000 for 2008). Catch-up contributions are not eligible for the Basic Match. The Basic Match contribution was provided for in 2009 and 2008.

Employees eligible to participate in the 401(k) salary deferral program are eligible to elect Roth 401(k) contributions, which are made on an after-tax basis. Combined pre-tax contributions and Roth 401(k) contributions may not exceed the limit on 401(k) deferrals under the IRC. CSC will match Roth 401(k) contributions in the same manner as the pre-tax 401(k) Basic Match. CSC's Roth 401(k) match contributions are made on a pre-tax basis and will be taxed to the participant upon distribution from the Plan.

At the discretion of CSC, an additional contribution (Profit Contribution) based on CSC's performance may also be made. No Profit Contribution was made for 2009 and 2008.

CSC's Basic Match and Profit Contribution, if any, are made in the first quarter of the subsequent year. A participant must be an eligible employee on the last workday of the year to receive a Basic Match or Profit Contribution. However, if a participant terminates employment during the year due to death, retirement or disability as defined in the Plan, the participant is eligible to receive the Basic Match for that Plan year (beginning in 2009) and the Profit Contribution, if one is made. The Basic Match allocation will be based on the participant's salary deferral contribution and eligible compensation while an employee during the Plan year. The Profit Contribution allocation will be based on eligible compensation while an employee during the Plan year.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Basic Match, and the Profit Contribution, if any. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options—Participants have 11 core investment options, which include the Common stock of CSC and mutual and other funds that cover stocks and bonds.

Additionally, CSC provides a set of collective trust funds – Schwab Managed Retirement Trust Funds™ and the Charles Schwab Stable Value Fund. The Schwab Managed Retirement Trust Funds are designed to provide a single investment solution that is adjusted over time to meet participants' changing risks and return objectives as they near retirement. The Schwab Managed Retirement Trust Funds are diversified across multiple asset classes, including large-cap equities, small-cap equities, international equities, fixed income, stable value, and money market funds.

CSC also provides a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA), which offers participants additional investment choices beyond the collective trust funds and core investment options available. Participants are responsible for paying trading fees and commissions in their PCRA. PCRA investments are regulated by the Employee Retirement Income Security Act of 1974 (ERISA), and CSC policies. Participants may choose to invest all or part of their Plan balance in the PCRA.

Participants may invest their 401(k) contributions or rebalance their accounts in any or all of these options in increments of one percent.

Participant Notes Receivable—Participants may borrow a minimum of $1,000 up to a maximum of 50 percent of their 401(k) account balances or $50,000, whichever is less. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant's account and bears interest at a rate equal to the prime rate, at the time the loan application is made, plus one percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting—Participants are immediately vested in their 401(k) contributions, rollovers, Basic Match, and investment earnings on these amounts. Participants are fully vested in the value of any discretionary Profit Contribution after four years of service. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions—A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including on account of death, disability, or retirement. Distributions may be made only in the form of a single lump sum, unless the participant is receiving a minimum required distribution as defined in the Plan. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. The Plan also allows a terminating participant to receive a distribution in-kind to a Charles Schwab & Co., Inc. brokerage account, for certain mutual fund shares instead of cash, and permits a terminating participant to elect to receive, in cash or in-kind, the value of his or her account in the Plan that had been invested in the CSC stock fund.

Forfeitures—Participants forfeit any nonvested portion of their discretionary Profit Contribution if the participant terminates employment for any reason other than death, disability, or retirement. Retirement is defined as the earlier of age 55 with ten years of service or age 65 (age 50 with seven years of service for participants who were participating in the Plan as of December 31, 2008). Forfeitures arising during the plan year are generally used to reduce the amount of the employer contribution for that year. The forfeited amount may be restored if the participant is rehired, depending upon the circumstances. During 2009 and 2008, the forfeiture amounts used to reduce the employer contribution were immaterial.

Administrative Expenses—The Plan document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC. During 2009 and 2008, substantially all such fees and expenses were paid by CSC. Certain administrative functions are performed by officers or employees of CSC. No such officer or employee receives compensation from the Plan.

Termination of the Plan—CSC has the right under the Plan Document to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants' account balances will become fully vested and will be distributed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Actual results could differ from those estimates.

Risks and Uncertainties—The investment options of the Plan are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment options, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investments—The Plan's investments are generally stated at fair value. Shares of mutual and other funds and collective trust funds are valued at the quoted net asset value of shares held by the Plan or using quoted prices of the underlying investments of these funds at year end. Investments held in a PCRA are valued at quoted market prices at year end. Participant notes receivable are recorded at amortized cost, which approximates fair value.

The Plan's investment in the Charles Schwab Stable Value Fund is a pooled investment fund of primarily insurance-like contracts (wrap contracts), which meet the definition of benefit responsiveness. At December 31, 2009, the investment in the Charles Schwab Stable Value Fund is recorded at fair value, which is not materially different from the contract value. At December 31, 2008, the investment in the Charles Schwab Stable Value Fund is included at fair value in collective trust funds in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

Adoption of New Accounting Standards

Financial Accounting Standards Board (FASB) Accounting Standards Codification—The FASB Accounting Standards Codification (the Codification) was effective for the Plan year ending December 31, 2009. This standard establishes the Codification as the source of authoritative accounting principles in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The adoption of the Codification changed the Plan's references to GAAP standards but did not have an impact on the Plan's statements of net assets available for benefits and statements of changes in net assets available for benefits. Throughout these financial statements, all references to prior FASB and AICPA accounting pronouncements have been removed.

Fair Value Measurements—On January 1, 2009, the Plan adopted new guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased, including guidance on identifying circumstances that indicate a transaction is not orderly. This new guidance also requires additional disclosure related to fair value. The adoption of this new guidance did not have a material impact on the Plan's statements of net assets available for benefits and statements of changes in net assets available for benefits. See note "5. Fair Value Measurements," for disclosures pursuant to this new guidance.

Fair Value Measurements of Investments that Calculate Net Asset Value (NAV) per Share—On January 1, 2009, the Plan adopted new guidance that permits entities to use a NAV to estimate fair value, provided that the NAV is computed as of the date of the financial statements. The investment must be in an entity with all attributes of an investment company and it cannot have a readily determinable fair value. The adoption of this new guidance did not have a material impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

3. INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets available for benefits:

	December 31, 2009	December 31, 2008
Common stock of The Charles Schwab Corporation—27,251,492 and 30,154,763 shares, respectively	$ 516,954,832	$ 491,025,801
Dodge & Cox Stock Fund—1,520,916 and 1,514,015 shares, respectively	$ 146,220,822	$ 112,597,353
Charles Schwab Stable Value Fund—6,912,093 and 7,599,542 shares, respectively	$ 131,929,737	$ 140,560,375
American Funds Europacific Growth Fund of America—2,873,108 R6 shares and 2,703,292 R5 shares, respectively	$ 110,154,965	$ 75,556,999 [1]
Schwab S&P 500 Index Fund—5,729,399 shares	$ 99,347,775	$ —
PIMCO Total Return Institutional Fund—8,741,741 and 8,279,917 shares, respectively	$ 94,714,395 [1]	$ 84,361,566

[1] These investments represented less than five percent of the Plan's net assets available for benefits at the respective date.

4. CHARLES SCHWAB STABLE VALUE FUND — FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

Nature of investment contracts—The Charles Schwab Stable Value Fund (the Fund) invests primarily in wrap contracts, also known as synthetic guaranteed investment contracts. In a wrap contract, the underlying investments are owned by the Fund and held in trust for the Plan's participants. The Fund purchases a wrap contract from a high-quality insurance company or bank. The wrap contract amortizes the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrap contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Interest crediting rate—Wrap contracts' interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrap contracts use a formula that is based on the characteristics of the underlying portfolio of bonds:

$$CR = [(1+YTM) \times (FV/CV)^{1/Dur} - 1] - F$$

Where:

CR	= Contract interest crediting rate
YTM	= Yield to maturity of underlying bonds
FV	= Fair value of underlying bonds
CV	= Contract value (principal plus accrued interest)
Dur	= Duration of the portfolio
F	= Wrap contract fees

Because changes in market interest rates affect the yield to maturity and the fair value of the underlying bonds, they can have a material impact on the contract's interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the fair value liquidation of the underlying bonds, which also impacts the interest crediting rate. The resulting gains and losses in the fair value of the underlying bonds relative to the contract value are represented on the statements of net assets available for benefits as the "Adjustment from fair value to contract value for fully benefit-responsive Charles Schwab Stable Value Fund." If the adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the fair value of the underlying bonds. The embedded fair value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value of the underlying bonds. The amortization of the embedded fair value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrap contracts provided for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero, the wrap issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants' principal and accrued interest will be protected.

The key factors that influence future interest crediting rates for a wrap contract include:

- The level of market interest rates
- The amount and timing of participant contributions, transfers, and withdrawals into and out of the contract
- The investment returns generated by the bonds that back the wrap contract
- The duration of the underlying investments backing the contract

Events affecting contracts—The investment contracts for the Fund are all fully benefit-responsive at contract value. Participant-directed withdrawals in accordance with the Plan are payable at contract value even if the withdrawal is precipitated by an employer-initiated event, as long as the employee experiences a bona fide job loss. In the event of a spin-off or sale of a division where the employee does not experience a bona fide job loss, the issuer will make a clone contract available to the successor employer's plan.

In the event that the Plan is terminated, there is a material adverse change to the provisions of the Plan, or the employer elects to withdraw from a contract in order to switch to a different investment provider, the amount withdrawn from the contract would be payable at fair value rather than at contract value.

There are no known circumstances that would limit the ability of the Fund to transact at contract value with the Plan's participants.

The contracts for the Fund limit the circumstances under which the issuer may unilaterally terminate the contract. The issuer may terminate the contract upon short notice upon the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the issuer could terminate the wrap contract at the fair value of the underlying bonds.

In all other circumstances, the contracts for the Fund permit the issuer to terminate their contract responsibilities only upon two to three years notice. Either the Fund can use this period to find a replacement wrap contract, or it can elect to change the investment strategy of the underlying investments to provide for a winding down of the issuer's responsibilities at contract value over time.

Average Yield—The average yield earned by the entire Fund for all fully benefit-responsive investment contracts, which is calculated by dividing the annualized earnings of all investments in the Fund (irrespective of the interest rate credited to participants in the Fund) by the fair value of all investments in the Fund, for the year ended December 31, 2009 and 2008, was 2.65% and 5.25%, respectively. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, for the year ended December 31, 2009 and 2008, was 3.06% and 3.72%, respectively.

5. FAIR VALUE MEASUREMENTS

The Plan classifies its investments into three levels: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. The Plan did not have any investments utilizing Level 3 inputs as of December 31, 2009 or 2008. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value:

December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Investments:				
Mutual and other funds	$ 621,525,551	$ 117,402,536	$ -	$ 738,928,087
Common stock of The Charles Schwab Corporation	516,954,832	-	-	516,954,832
Self-directed brokerage accounts:				
Mutual funds	109,291,060	1,284,085	-	110,575,145
Common stock	93,751,400	929,582	-	94,680,982
Cash equivalents	77,803,504	4,210,462	-	82,013,966
Unit investment trusts	41,578,069	-	-	41,578,069
Corporate debt securities	-	2,792,202	-	2,792,202
Other assets	1,037,242	1,543,914	-	2,581,156
Total self-directed brokerage accounts	323,461,275	10,760,245	-	334,221,520
Collective trust funds	-	222,029,437	-	222,029,437
Participant notes receivable	-	36,910,560	-	36,910,560
Total investments at fair value	$ 1,461,941,658	$ 387,102,778	$ -	$ 1,849,044,436

December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Investments:				
Mutual and other funds	$ 489,876,423	$ 47,307,138	$ -	$ 537,183,561
Common stock of The Charles Schwab Corporation	491,025,801	-	-	491,025,801
Self-directed brokerage accounts:				
Mutual funds	82,393,944	-	-	82,393,944
Cash equivalents	68,263,422	7,525,911	-	75,789,333
Common stock	54,468,158	1,037	-	54,469,195
Unit investment trusts	-	24,086,900	-	24,086,900
Corporate debt securities	-	2,561,128	-	2,561,128
Other assets	701,881	2,632,081	-	3,333,962
Total self-directed brokerage accounts	205,827,405	36,807,057	-	242,634,462
Collective trust funds	-	206,352,708	-	206,352,708
Participant notes receivable	-	32,974,460	-	32,974,460
Total investments at fair value	$ 1,186,729,629	$ 323,441,363	$ -	$ 1,510,170,992

6. TAX STATUS

The Internal Revenue Service (IRS) has determined, and informed CSC by a letter dated May 25, 2007, that the Plan and related trust are designed in accordance with, and are currently being operated in compliance with, applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. ADMINISTRATION OF PLAN ASSETS

The Plan's assets, including CSC common shares, are held in trust by CSTC. The dividend income earned on the CSC common shares held by the Plan was $6,986,265 and $7,314,984 for 2009 and 2008, respectively.

CSC contributions are held by CSTC, which invests cash received, interest, and dividend income and makes distributions to participants in shares or cash value, as directed by the participants.

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. Substantially all administrative expenses for CSTC's fees are paid directly by CSC. Subsidiaries of CSC also provide investment management services related to several plan investments including the common stock of CSC.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	December 31,	
	2009	2008
Net assets available for benefits per the financial statements	$ 1,897,151,961	$ 1,570,160,677
Adjustment from contract value to fair value for fully benefit-responsive Charles Schwab Stable Value Fund	—	(6,818,341)
Net assets available for benefits per the Form 5500	$ 1,897,151,961	$ 1,563,342,336

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009:

	2009
Increase in net assets available for benefits per the financial statements	$ 326,991,284
Adjustment from contract value to fair value for fully benefit-responsive Charles Schwab Stable Value Fund — December 31, 2009	—
Adjustment from contract value to fair value for fully benefit-responsive Charles Schwab Stable Value Fund — December 31, 2008	6,818,341
Increase in net assets available for benefits per Form 5500	$ 333,809,625

* * * * * *

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
(EIN: 94–3025021; PN 002)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of Issue	(c) Shares or Par Value	(d) Cost	(e) Current Value
*	COMMON STOCK OF THE CHARLES SCHWAB CORPORATION	27,251,492	$ 292,446,096	$ 516,954,832
	MUTUAL AND OTHER FUNDS:			
	Dodge & Cox Stock Fund	1,520,916	177,895,561	146,220,822
	American Funds Europacific Growth Fund of America – R6 Shares	2,873,108	100,572,816	110,154,965
**	Schwab S&P 500 Index Fund	5,729,399	93,119,081	99,347,775
	PIMCO Total Return Institutional Fund	8,741,741	92,169,805	94,714,395
	American Funds Growth Fund of America – R6 Shares	3,013,679	74,982,355	82,363,847
	Rainer Small/Mid Cap Equity Portfolio Fund	7,583,373	71,726,361	62,790,325
**	Schwab International Index Select Fund®	2,758,744	46,971,187	45,850,328
**	Schwab Small-Cap Index Select Fund®	2,555,031	42,618,496	42,873,419
	TS&W Small/Mid Cap Value Strategy	3,784,720	37,909,026	41,404,837
	U.S. Bond Index Strategy	1,281,162	12,952,508	13,207,374
	Total mutual and other funds		750,917,196	738,928,087
	SELF-DIRECTED BROKERAGE ACCOUNTS		329,717,616	334,221,520
	COLLECTIVE TRUST FUNDS			
**	Charles Schwab Stable Value Fund	6,912,093	123,723,736	131,929,737
**	Schwab Managed Retirement Trust Funds™	6,611,220	90,137,930	90,099,700
	Total collective trust funds		213,861,666	222,029,437
*	PARTICIPANT NOTES RECEIVABLE: 4,560 loans with interest rates ranging from 4.25% to 10.50%, maturing through 2024		36,910,560	36,910,560
	TOTAL		$ 1,623,853,134	$ 1,849,044,436

* A party in interest as defined by ERISA
** Managed by a party in interest as defined by ERISA



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EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-44793 and 333-71322 of The Charles Schwab Corporation on Form S-8 of our report dated June 15, 2010, relating to the financial statements and financial statement schedule of the SchwabPlan Retirement Savings and Investment Plan, appearing in this Annual Report on Form 11-K of the SchwabPlan Retirement Savings and Investment Plan for the year ended December 31, 2009.

Deloitte & Touche LLP

June 15, 2010